AMERAC ENERGY CORPORATION
                           1201 Louisiana, Suite 3350
                           Houston, Texas 77002-5609
                              Phone: (713) 308-5250
                               Fax: (713) 308-5285


                                                 January 28, 1998

VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


           Re: Withdrawal of Amerac Energy Corporation Registration Statement on
               Form S-3 (Registration No. 333-24643)
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Ladies and Gentlemen:

                  We refer to the Registration Statement on Form S-3 (Registration No. 333- 24643) (the "Registration Statement") filed by Amerac Energy Corporation, a Delaware corporation ("Amerac"), on April 4, 1997 and declared effective by the Securities and Exchange Commission on May 2, 1997. In accordance with the Amended and Restated Agreement and Plan of Merger, dated as of November 17, 1997 (the "Merger Agreement"), by and among Southern Mineral Corporation ("SMC"), SMC Acquisition Corp. ("Sub") and Amerac, effective upon the filing today with the Secretary of State of the State of Delaware, Sub will have merged with and into Amerac and Amerac will have become a wholly owned subsidiary of SMC (the "Merger"). At such time, pursuant to and in accordance with the Merger Agreement, all of the common stock, par value $.05 per share, of Amerac outstanding immediately prior to the Merger (except as otherwise provided in the Merger Agreement) will have been converted to the right to receive shares of the common stock, par value $.01 per share, of SMC, and cash in lieu of any fractional shares.

                  As a result of the Merger, Amerac hereby respectfully requests that the Registration Statement be withdrawn in accordance with Rule 477(a) and
(c) and Rule 478(c) under the Securities Act of 1933, as amended.

                                            Very truly yours,

                                            AMERAC ENERGY CORPORATION


                                            By: /s/ Kenneth R. Peak
                                                    ----------------------------
                                                    Kenneth R. Peak
                                                    Chief Financial Officer
                                                    and Treasurer